FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

HSBC HOLDINGS PLC

12 March 2025

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

1.   Annual Incentive awards (Performance Year 2017)

Deferred awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted in 2018 as a part of variable pay for the performance year ended 31 December 2017.

On 10 March 2025, tranches of the Awards granted in 2018 vested and the following transactions took place in London:

Directors

Name	Total number of Shares vested	Number of Shares sold at £8.613754 per Share1
Pam Kaur	15,633	7,348

Other PDMRs

Name	Total number of Shares vested	Number of Shares sold at £8.613754 per Share1
Ian Stuart	13,490	6,341
1 Represents shares sold to cover withholding tax.

The PDMRs are required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for twelve months from the original vesting date.

2.   Annual Incentive awards (Performance Year 2018)

Awards of Shares in the Company were granted in 2019 as a part of variable pay for the performance year ended 31 December 2018.

On 10 March 2025, tranches of the Awards granted in 2019 vested and the following transactions took place in London:

Directors

Name	Total number of Shares vested	Number of Shares sold at £8.613754 per Share1
Pam Kaur	18,655	8,768

Other PDMRs

Name	Total number of Shares vested	Number of Shares sold at £8.613754 per Share1
Ian Stuart	16,864	7,926
1 Represents shares sold to cover withholding tax.

The PDMRs are required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for twelve months from the original vesting date.

3.   Annual Incentive awards (Performance Year 2019)

Awards of Shares in the Company were granted in 2020 as a part of variable pay for the performance year ended 31 December 2019.

On 10 March 2025, tranches of the Awards granted in 2020 vested and the following transactions took place in London:

Directors

Name	Total number of Shares vested	Number of Shares sold at £8.613754 per Share1
Georges Elhedery	29,532	13,881
Pam Kaur	19,635	9,228

Other PDMRs

Name	Total number of Shares vested	Number of Shares sold at £8.613754 per Share1
Richard Blackburn	8,928	4,197
Barry O'Byrne	15,152	3,680
Michael Roberts	43,946	22,435
Ian Stuart	17,190	8,079
Suzanna White	4,044	1,818
1 Represents shares sold to cover withholding tax.

The PDMRs are required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for twelve months from the original vesting date with the exception of Richard Blackburn and Suzanna White who are subject to a six-month retention period.

4.   Annual Incentive awards (Performance Year 2020)

Awards of Shares in the Company were granted in 2021 as a part of variable pay for the performance year ended 31 December 2020.

On 10 March 2025, tranches of the Awards granted in 2021 vested and the following transactions took place in London:

Directors

Name	Total number of Shares vested	Number of Shares sold at £8.613754 per Share1
Georges Elhedery	61,104	28,718
Pam Kaur	42,388	19,923

Other PDMRs

Name	Total number of Shares vested	Number of Shares sold at £8.613754 per Share1
Richard Blackburn	11,796	5,544
David Liao	18,753	3,001
Barry O'Byrne	27,714	5,281
Michael Roberts	46,879	23,932
Ian Stuart	20,447	9,610
Suzanna White	8,789	3,894
1 Represents shares sold to cover withholding tax.

The PDMRs are required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for twelve months from the original vesting date, with the exception of Richard Blackburn, David Liao and Suzanna White who are subject to a six-month retention period.

5.   Annual Incentive awards (Performance Year 2022)

Awards of Shares in the Company were granted in 2023 as a part of variable pay for the performance year ended 31 December 2022.

On 10 March 2025, tranches of the Awards granted in 2023 vested and the following transactions took place in London:

Other PDMRs

Name	Total number of Shares vested	Number of Shares sold at £8.613754 per Share1
David Liao	9,763	1,562
Michael Roberts	19,640	10,026
Surendra Rosha	9,763	1,563
Suzanna White	12,743	5,645
1 Represents shares sold to cover withholding tax.

The PDMRs are required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for twelve months from the original vesting date with the exception of Suzanna White who is subject to a six-month retention period.

6.   Buyout Awards

Buyout awards of Shares that were granted to a PDMR on 8 May 2024 as a result of their HSBC appointment vested on 10 March 2025 and the following transactions took place in London:

Other PDMRs

Name	Total number of Shares vested	Number of Shares sold at £8.613754 per Share1
Stuart Riley2	235,069	110,483
Stuart Riley3	42,272	19,868
1 Includes shares sold to cover withholding tax.
2 The first tranche of the 8 May 2024 Buyout Award. A twelve-month retention period will apply.
3 The second tranche of the 8 May 2024 Buyout Award. A six-month retention period will apply.

For the purpose of the below disclosures, the value of the awards which vested on 10 March 2025 has been calculated using the closing Share price on the London Stock Exchange on 7 March 2025 of £8.7640.

The following disclosures are made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Georges Elhedery

2 - Reason for the notification

Position/status			Group Chief Executive

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£8.76	90,636	£794,333.90
		Aggregated	£8.764	90,636	£794,333.90

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£8.61	42,599	£366,937.31
		Aggregated	£8.614	42,599	£366,937.31

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Pam Kaur

2 - Reason for the notification

Position/status			Group Chief Financial Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£8.76	96,311	£844,069.60
		Aggregated	£8.764	96,311	£844,069.60

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£8.61	45,267	£389,918.80
		Aggregated	£8.614	45,267	£389,918.80

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Richard Blackburn

2 - Reason for the notification

Position/status			Interim Group Chief Risk and Compliance Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£8.76	20,724	£181,625.14
		Aggregated	£8.764	20,724	£181,625.14

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£8.61	9,741	£83,906.58
		Aggregated	£8.614	9,741	£83,906.58

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			David Liao

2 - Reason for the notification

Position/status			Co-Chief Executive, Asia and Middle East

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£8.76	28,516	£249,914.22
		Aggregated	£8.764	28,516	£249,914.22

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£8.61	4,563	£39,304.56
		Aggregated	£8.614	4,563	£39,304.56

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Barry O'Byrne

2 - Reason for the notification

Position/status			Chief Executive, International Wealth and Premier Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£8.76	42,866	£375,677.62
		Aggregated	£8.764	42,866	£375,677.62

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£8.61	8,961	£77,187.85
		Aggregated	£8.614	8,961	£77,187.85

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Stuart Riley

2 - Reason for the notification

Position/status			Group Chief Information Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£8.76	277,341	£2,430,616.52
		Aggregated	£8.764	277,341	£2,430,616.52

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£8.61	130,351	£1,122,811.45
		Aggregated	£8.614	130,351	£1,122,811.45

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Michael Roberts

2 - Reason for the notification

Position/status			Chief Executive, HSBC Bank plc and Corporate and Institutional Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£8.76	110,465	£968,115.26
		Aggregated	£8.764	110,465	£968,115.26

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£8.61	56,393	£485,755.43
		Aggregated	£8.614	56,393	£485,755.43

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Surendra Rosha

2 - Reason for the notification

Position/status			Co-Chief Executive, Asia and Middle East

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£8.76	9,763	£85,562.93
		Aggregated	£8.764	9,763	£85,562.93

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£8.61	1,563	£13,463.30
		Aggregated	£8.614	1,563	£13,463.30

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ian Stuart

2 - Reason for the notification

Position/status			Chief Executive, HSBC UK Bank plc

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£8.76	67,991	£595,873.12
		Aggregated	£8.764	67,991	£595,873.12

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£8.61	31,956	£275,261.12
		Aggregated	£8.614	31,956	£275,261.12

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Suzanna White

2 - Reason for the notification

Position/status			Group Chief Operating Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£8.76	25,576	£224,148.06
		Aggregated	£8.764	25,576	£224,148.06

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£8.61	11,357	£97,826.40
		Aggregated	£8.614	11,357	£97,826.40

For any queries related to this notification, please contact:

Lee Davis
Corporate Governance & Secretariat
shareholderquestions@hsbc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 12 March 2025